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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                            McCLATCHY NEWSPAPERS, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                               Class A Common Stock
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  579489-10-5
                              ------------------
                                (CUSIP Number)

         Wilma C. Flach
         Legal Administrative Director and Corporate Secretary
         McClatchy Newspapers, Inc.
         2100 Q Street
         P.O. Box 15779
         Sacramento, CA 95852
         Telephone:  (916) 321-1828
- --------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 30, 1994
                 ---------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
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CUSIP No. 579489-10-5                   13D                    Page 2 of 5 Pages

________________________________________________________________________________

1.       NAME OF REPORTING PERSON                       William Briggs McClatchy

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON                                             ###-##-####
________________________________________________________________________________

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) / /
                                                                       (b) / /
________________________________________________________________________________

3.       SEC USE ONLY
________________________________________________________________________________

4.       SOURCE OF FUNDS                                          Not Applicable
________________________________________________________________________________

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                            / /
________________________________________________________________________________

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                      United States
________________________________________________________________________________

  NUMBER OF      7.       SOLE VOTING POWER                              279,000
   SHARES                 ______________________________________________________

BENEFICIALLY
  OWNED BY       8.       SHARED VOTING POWER                                -0-
   EACH                   ______________________________________________________
 REPORTING
  PERSON         9.       SOLE DISPOSITIVE POWER                         279,000
   WITH                   ______________________________________________________

                 10.      SHARED DISPOSITIVE POWER                           -0-
________________________________________________________________________________

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON                                                279,000
________________________________________________________________________________

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                           / /
________________________________________________________________________________

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN
         ROW (11)                                                           4.1%
________________________________________________________________________________

14.      TYPE OF REPORTING PERSON                                             IN
________________________________________________________________________________






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CUSIP No. 579489-10-5                 13D                     Page 3 of 5 Pages


William Briggs McClatchy hereby amends his statement on Schedule 13D filed with the Securities and Exchange Commission on December 16, 1993 (the "Initial Statement") with respect to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of McClatchy Newspapers, Inc. Items not included herein are hereby incorporated from Mr. McClatchy's Initial Statement.

Item 5.       Interest in Securities of the Issuer.

     According to the most recently available quarterly report on Form 10-Q of McClatchy Newspapers, Inc., there are 6,618,022 shares of Class A Common Stock issued and outstanding.

     (a)         Amount beneficially owned
                 by William Briggs McClatchy:                      279,000
                 Percent of class:                                    4.1%

     (b)         The number of shares as to which William Briggs McClatchy has:

                 (i)      Sole power to vote or direct the vote: 279,000 shares;

                 (ii)     Shared power to vote or direct the vote:  None;

                 (iii)    Sole power to dispose or direct the disposition of:
                          279,000 shares;

                 (iv)     Shared power to dispose or direct the disposition of:
                          None.






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CUSIP No. 579489-10-5                 13D                      Page 4 of 5 Pages

     (c) On October 19, 1994, Mr. McClatchy sold 1000 shares of Class A Common Stock at $24.125 per share.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities to which this Statement relates.

     (e)     Not applicable.






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CUSIP No. 579489-10-5                 13D                     Page 5 of 5 Pages


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of November 22, 1994.


                                     By /s/ William Briggs McClatchy*
                                        ---------------------------------
                                            William Briggs McClatchy



*  Original signature on file at McClatchy Newspapers, Inc.